SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 3 to
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Energy XXI (Bermuda) Limited
(Name of Subject Company (Issuer) and Filing Person (Offeror))
7.25% Convertible Perpetual Preferred Stock
(Title of Class of Securities)
29274U200
(CUSIP Number of Class of Securities)
Juliet Evans
Canon’s Court, 22 Victoria Street, PO Box HM 1179,
Hamilton HM EX, Bermuda
441-295-2244
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copies to:
T. Mark Kelly
Vinson & Elkins L.L.P.
First City Tower
1001 Fannin Street, Suite 2500
Houston, Texas  77002
(713) 758-2222
CALCULATION OF FILING FEE
Transaction Valuation	Amount of Filing Fee*

$ 152,305,369	$ 10,860

*	The registration fee was paid on October 21, 2010.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO-I (as amended and restated, the “Schedule TO-I”) originally filed with the United States Securities and Exchange Commission (the “SEC”) on October 21, 2010 by Energy XXI (Bermuda) Limited (the “Company”), in connection with its offer to exchange, on the terms and subject to the conditions set forth in the Offer to Exchange, dated October 21, 2010 (the “Offer to Exchange”), as supplemented by the First Supplement to Offer to Exchange, dated November 3, 2010 (the “First Supplement”), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Exchange, the “Offer”), any and all shares of the Company’s outstanding 7.25% Convertible Perpetual Preferred Stock (the “Preferred Stock”) for newly issued shares of the Company’s common stock and a cash payment.

Only those items amended are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO-I, the Offer to Exchange, the First Supplement and the Letter of Transmittal remains unchanged and this Amendment No. 3 does not modify any of the information previously reported on Schedule TO-I or in the Offer to Exchange, the First Supplement or the Letter of Transmittal. You should read this Amendment No. 3 together with the Schedule TO-I, the Offer to Exchange, the First Supplement and the related Letter of Transmittal.

Item 4.	Terms of the Transaction

(a)	Material Terms.

(1)	Tender Offer

The information set forth in the Offer to Exchange is amended and supplemented by the following information.

The Offer to Exchange expired at Midnight, New York City time, on November 18, 2010, which we refer to as the Expiration Date.  The Company has been advised by Continental Stock Transfer and Trust Company, as Exchange Agent, that, pursuant to the terms of the Offer, 517,970 shares of Preferred Stock were validly tendered and not withdrawn prior to the Expiration Date.  The Company has accepted for purchase all of such shares of Preferred Stock validly tendered and not withdrawn before the Expiration Date.  For each share of Preferred Stock accepted by the Company, holders received (i) 8.77192 shares of the Company's common stock, (ii) a cash payment of $19.00 and (iii) any accrued and unpaid dividends up to, and including, the Expiration Date.  The aggregate consideration for the accepted Preferred Stock of approximately 4,543,583 shares of the Company’s common stock and $10.5 million in cash was delivered promptly by The Depository Trust Company to the tendering holders, based upon the number of shares of Preferred Stock such holders validly tendered and did not withdraw in the Offer.  After the exchange pursuant to the Offer, approximately 162,530 shares of Preferred Stock remain outstanding.  The full text of the Company’s press release, dated November 19, 2010, announcing the expiration and results of the Offer is filed as Exhibit (a)(2)(iii) hereto and is incorporated by reference.

Item 12.	Exhibits.

Exhibit	Description

(a)(1)(i)*	Offer to Exchange, dated October 21, 2010

(a)(1)(ii)*	Form of Letter of Transmittal

(a)(1)(iii)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(iv)*	Form of Letter to Clients

(a)(1)(v)#	First Supplement to Offer to Exchange, dated November 3, 2010

(a)(2)(i)*	Press Release, dated October 21, 2010

(a)(2)(ii)	Press Release, dated November 3, 2010 [Incorporated by reference to Exhibit 99.1 to Energy XXI (Bermuda) Limited's Current Report on Form 8-K dated November 3, 2010 (File No. 001-33628)].

(a)(2)(iii)+	Press Release, dated November 19, 2010.

(b)(i)
Amended and Restated First Lien Credit Agreement, dated June 8, 2007, among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 10.1 to Energy XXI Gulf Coast, Inc.’s Registration Statement on Form S-4 dated August 22, 2007 (File No. 333-145639)].

(b)(ii)
First Amendment to the June 8, 2007 Amended and Restated First Lien Credit Agreement, dated November 19, 2007 among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 10.1 to Energy XXI (Bermuda) Limited’s Current Report on Form 8-K dated November 26, 2007 (File No. 001- 33628)].

(b)(iii)
Second Amendment to the June 8, 2007 Amended and Restated First Lien Credit Agreement, dated December 1, 2008 among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 10.1 to Energy XXI (Bermuda) Limited’s Current Report on Form 8-K dated December 15, 2008 (File No. 001- 33628)].

(b)(iv)
Third Amendment to the June 8, 2007 Amended and Restated First Lien Credit Agreement, dated April 6, 2009 among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 10.1 to Energy XXI (Bermuda) Limited’s Current Report on Form 8-K dated March 31, 2009 (File No. 001- 33628)].

(b)(v)
Fourth Amendment to the June 8, 2007 Amended and Restated First Lien Credit Agreement, dated September 11, 2009 among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 4.1 to Energy XXI (Bermuda) Limited’s Current Report on Form 8-K dated September 23, 2009 (File No. 001- 33628)].

(b)(vi)
Fifth Amendment to the June 8, 2007 Amended and Restated First Lien Credit Agreement, dated December 11, 2009 among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 10.38 to Energy XXI (Bermuda) Limited’s Annual Report on Form 10-K dated September 8, 2010 (File No. 001- 33628)].

(b)(vii)
Sixth Amendment to the June 8, 2007 Amended and Restated First Lien Credit Agreement, dated February 5, 2010 among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 10.1 to Energy XXI (Bermuda) Limited’s Current Report on Form 8-K dated February 10, 2010 (File No. 001- 33628)].

(b)(viii)
Seventh Amendment to the June 8, 2007 Amended and Restated First Lien Credit Agreement, dated October 15, 2010 among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 10.1 to Energy XXI (Bermuda) Limited’s Current Report on Form 8-K dated October 18, 2010 (File No. 001- 33628)].

(d)	Not applicable.

(g)	Not applicable.

(f)	Not applicable.

+  Filed herewith.
* Previously filed with the Schedule TO-I on October 21, 2010.
# Previously filed with the Schedule TO-I/A on November 3, 2010.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENERGY XXI (BERMUDA) LIMITED

Date: November 22, 2010	By:	/s/ D. West Griffin
	Name:	D. West Griffin
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

(a)(1)(i)*	Offer to Exchange, dated October 21, 2010

(a)(1)(ii)*	Form of Letter of Transmittal

(a)(1)(iii)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(iv)*	Form of Letter to Clients

(a)(1)(v)#	First Supplement to Offer to Exchange, dated November 3, 2010

(a)(2)(i)*	Press Release, dated October 21, 2010

(a)(2)(ii)	Press Release, dated November 3, 2010 [Incorporated by reference to Exhibit 99.1 to Energy XXI (Bermuda) Limited's Current Report on Form 8-K dated November 3, 2010 (File No. 001-33628)].

(a)(2)(iii)+	Press Release, dated November 19, 2010.

(b)(i)
Amended and Restated First Lien Credit Agreement, dated June 8, 2007, among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 10.1 to Energy XXI Gulf Coast, Inc.’s Registration Statement on Form S-4 dated August 22, 2007 (File No. 333-145639)].

(b)(ii)
First Amendment to the June 8, 2007 Amended and Restated First Lien Credit Agreement, dated November 19, 2007 among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 10.1 to Energy XXI (Bermuda) Limited’s Current Report on Form 8-K dated November 26, 2007 (File No. 001- 33628)].

(b)(iii)
Second Amendment to the June 8, 2007 Amended and Restated First Lien Credit Agreement, dated December 1, 2008 among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 10.1 to Energy XXI (Bermuda) Limited’s Current Report on Form 8-K dated December 15, 2008 (File No. 001- 33628)].

(b)(iv)
Third Amendment to the June 8, 2007 Amended and Restated First Lien Credit Agreement, dated April 6, 2009 among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 10.1 to Energy XXI (Bermuda) Limited’s Current Report on Form 8-K dated March 31, 2009 (File No. 001- 33628)].

(b)(v)
Fourth Amendment to the June 8, 2007 Amended and Restated First Lien Credit Agreement, dated September 11, 2009 among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 4.1 to Energy XXI (Bermuda) Limited’s Current Report on Form 8-K dated September 23, 2009 (File No. 001- 33628)].

(b)(vi)
Fifth Amendment to the June 8, 2007 Amended and Restated First Lien Credit Agreement, dated December 11, 2009 among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 10.38 to Energy XXI (Bermuda) Limited’s Annual Report on Form 10-K dated September 8, 2010 (File No. 001- 33628)].

(b)(vii)
Sixth Amendment to the June 8, 2007 Amended and Restated First Lien Credit Agreement, dated February 5, 2010 among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 10.1 to Energy XXI (Bermuda) Limited’s Current Report on Form 8-K dated February 10, 2010 (File No. 001- 33628)].

(b)(viii)
Seventh Amendment to the June 8, 2007 Amended and Restated First Lien Credit Agreement, dated October 15, 2010 among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 10.1 to Energy XXI (Bermuda) Limited’s Current Report on Form 8-K dated October 18, 2010 (File No. 001- 33628)].

(d)	Not applicable.

(g)	Not applicable.

(f)	Not applicable.

+  Filed herewith.
* Previously filed with the Schedule TO-I on October 21, 2010.
# Previously filed with the Schedule TO-I/A on November 3, 2010.